ADAGENE INC.

4F, Building C14, No. 218

Xinghu Street, Suzhou Industrial Park

Suzhou, Jiangsu Province, 215123

People’s Republic of China

May 2, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

USA

RE:   Delaying Amendment for Adagene Inc. Registration Statement on Form F-3 (File No. 333-264486)

Ladies and Gentlemen:

Reference is made to the registration statement on Form F-3 (File No. 333-264486) filed by Adagene Inc. on April 26, 2022 (the “Registration Statement”).

Pursuant to Rule 473(c) under the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) under the Act, is hereby incorporated onto the facing page of the Registration Statement immediately following the paragraph “† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012”:

“The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact the undersigned at ir@adagene.com.

Sincerely yours,

Adagene Inc.

By:	/s/ Peter (Peizhi) Luo
Name:	Peter (Peizhi) Luo
Title:	Chief Executive Officer